Filed by VaxGen, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Raven biotechnologies, inc.
                                                  Commission File No.: 021-50896



This filing relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 12, 2007, by and among VaxGen, Inc. ("VaxGen"), Raven biotechnologies, inc. ("Raven"), TLW Merger Sub, Inc. and TLW, LLC. The merger agreement was filed by VaxGen with the SEC on Form 8-K on November 13, 2007, and is incorporated by reference into this filing.

Raven issued the following press release on December 6, 2007.

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 Raven biotechnologies, inc. and Wyeth Pharmaceuticals Extend Evaluation Period
                          of Selected Raven Antibodies

South San Francisco, CA - December 6, 2007 -- Raven biotechnologies, inc., a privately held company focused on the development of monoclonal antibody therapeutics (MAbs) for cancer, today announced that Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE), has exercised an option to extend its evaluation of selected Raven MAb antibodies. As a result, Raven will receive an undisclosed milestone payment.

Under an agreement announced in January 2007, Wyeth has the option to obtain an exclusive license to develop and commercialize selected MAbs from Raven's portfolio of antibodies to a specified target.

The antibodies included in the agreement were discovered using Raven proprietary immunization technology and tumor-derived stem-cell lines and were screened to select antibodies that are active alone or in a conjugated form.

"We look forward to continuing our agreement with Wyeth, a company with a strong commitment to oncology research and development," said George F. Schreiner, M.D., Ph.D., Raven's Chief Executive Officer. "Raven has multiple anti-cancer antibody drug candidates in our pipeline, and collaborations such as this are a critical part of our strategy to rapidly advance the most promising candidates into the clinic."

About Raven

Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven's lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven's discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.

To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, and ovarian cancer.

On November 12, 2007, Raven and VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, announced that their respective boards of directors unanimously approved a definitive merger agreement. The merger is expected to create a drug development company with a robust pipeline of monoclonal antibody candidates in oncology, proprietary antibody discovery platforms, biopharmaceutical manufacturing capabilities and sufficient cash to fund operations at least through the end of 2009. The merger is expected to close in the first half of 2008.

Contacts:

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Stephen Worsley, Vice President, Business Development
1-650-624-2662 or sworsley@ravenbio.com

Ellen Rose, Availe Communication
1-650-0387-8746

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Forward Looking Statement

This press release contains "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. These risks include, without limitation, the risk that each company's will not meet the conditions necessary to close this transaction, the failure of VaxGen's shareholders to approve the merger, the inability of VaxGen to list its stock on a national exchange, the inability to complete the transaction in a timely fashion, the risk that VaxGen's and Raven's business operations will not be integrated successfully; the combined company's inability to further identify, develop and achieve commercial success for products and technologies; the new company's inability to meet milestones as planned; and the risk that the combined company's financial resources will prove inadequate to fund planned operations. Additional information concerning these and other risk factors is contained in VaxGen's Form 10-K for the year ended December 31, 2006 and its most recently filed Form10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

Additional Information and Where to Find It

In connection with the merger, VaxGen will file a registration statement on Form S-4 and a related proxy statement and prospectus with the SEC. Investors and security holders of VaxGen and Raven are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the Transaction when it becomes available because it will contain important information about VaxGen, Raven and the Transaction. VaxGen's stockholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about VaxGen and Raven, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the

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proxy statement/prospectus can also be obtained, without charge, by directing a request to VaxGen, Inc., 349 Oyster Point Boulevard, South San Francisco, CA 94080, Attention: Investor Relations, Telephone: (650) 624-1000 or by contacting VaxGen Investor Relations at the email address: IR@vaxgen.com

VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen's definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at VaxGen as described above